EXHIBIT 99.4

RADVISION
PRESS RELEASE

Corporate Contact:	Corporate Contact:	Investor Relations:
Adi Sfadia	Robert Romano	June Filingeri
Chief Financial Officer	VP Enterprise Marketing	Comm-Partners LLC
Tel: +1 201-689-6340	Tel: +1 512-328-4617	Tel: +1 203-972-0186
cfo@radvision.com	pr@radvision.com	junefil@optonline.net

RADVISION SHOWCASES INTEROPERABILITY WITH MICROSOFT LYNC PLATFORM AT ENTERPRISE CONNECT

RADVISION SCOPIA Video Gateway for Microsoft Lync Will be Available in March 2011

ORLANDO Enterprise Connect and TEL AVIV, February 28, 2011 – RADVISION® Ltd. (Nasdaq: RVSN), a leading technology and end-to-end solution provider for unified visual communications, today announced that it is demonstrating video conferencing and telepresence interoperability with Microsoft Lync 2010 through the new RADVISION SCOPIA Video Gateway for Microsoft Lync at Enterprise Connect in Orlando.  General availability is planned for March 2011.

“The SCOPIA Video Gateway provides a flexible connectivity solution for Lync users who want to incorporate their room video conferencing systems into the Lync environment,” said Roberto Giamagli, General Manager, Video Business Unit for RADVISION.  “In effect, the Gateway allows any standards-based video conferencing room or telepresence solution to be compatible with Lync, expanding users’ choice and flexibility of which video systems they can use within their Lync UC environment.”

With the SCOPIA Video Gateway, Lync desktop users can now conference with standards-based video conferencing systems in HD quality video without compromising their familiar Lync experience.  The SCOPIA Video Gateway offers investment protection for organizations deploying Microsoft Corp.’s UC solution as companies can easily utilize their existing deployments of telepresence and conference room video systems within the Lync environment without the need to upgrade them.

The SCOPIA Video Gateway is designed with a new architecture to meet the ease of use, scalability and affordability requirements of the broad UC market.  Presence reflection is displayed in the Lync contact list for any H.323 system, allowing users to make efficient communications choices directly from Lync.  Enterprise security is maintained through TLS and SRTP, while also providing firewall traversal for seamless connectivity across corporate boundaries.  SCOPIA Video Gateway deployments can grow from a small workgroup to an entire enterprise with unlimited scalability and dynamic resource allocation.

“RADVISION’s SCOPIA Video Gateway provides a valuable solution for Lync customers who want to incorporate their existing video conferencing deployments,” said Yancey Smith, Director of Product Management, Microsoft Lync.  “With the Lync and SCOPIA solutions, customers can harness the ease-of-use, flexibility and familiarity of Lync while leveraging their existing deployments of telepresence and conference room video systems.”

“With RADVISION’s new SCOPIA Video Gateway, we will be able to deliver to our users more flexibility by combining Microsoft Lync at the desktop and video conferencing room systems for a fully integrated UC solution,” said Nathan Gardiner, Director of Advanced Video Collaboration Centre.  “Deploying RADVISION’s Gateway means our users don’t have to compromise either their Lync or their conference room video experience.”  Advanced Video Collaboration Centre is a national non-profit center dedicated to facilitating, enhancing and encouraging the use of popular video collaboration technologies in all aspects across New Zealand's Universities and Crown Research Institutes.

“Many Microsoft UC customers want to integrate Lync’s desktop video with their existing video room systems and infrastructure,” said Andrew W. Davis, Senior Analyst & Partner at Wainhouse Research.  “RADVISION’s SCOPIA Video Gateway allows the existing installed base of video conferencing systems to work with Lync as-is, without requiring modifications or upgrades.  The gateway method can save an organization a considerable amount of time and money by easily connecting the systems and infrastructure already deployed to the new Lync environment.”

To view a demonstration of the SCOPIA Video Gateway for Microsoft Lync, visit Microsoft’s booth #808 or RADVISION’s booth #311 at Enterprise Connect starting today.  RADVISION will also be exhibiting additional innovative SCOPIA video conferencing solutions in the RADVISION booth.  Orders for the SCOPIA Video Gateway for Microsoft Lync are being accepted immediately with expected customer deliveries in March.

All product and company names herein may be trademarks of their registered owners.

About RADVISION

RADVISION (Nasdaq: RVSN) is the industry’s leading provider of market-proven products and technologies for unified Visual Communications over IP, 3G and IMS networks. With its complete set of standards-based video communications solutions and developer toolkits, RADVISION is driving the Unified Communications evolution by combining the power of video, voice, data and wireless – for high definition Video Conferencing Systems, innovative converged mobile services, and highly scalable video-enabled desktop platforms on IP, 3G and emerging next-generation IMS networks. To gain additional insights into our products, technology and opinions, visit blog.radvision.com. For more information about RADVISION, visit www.radvision.com.

This press release contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, our ability to integrate the Aethra video assets into our product offerings, general business conditions in the industry, changes in demand for products, the timing and amount or cancellation of orders and other risks detailed from time to time in RADVISION’s filings with the Securities Exchange Commission, including RADVISION’s Form 20-F Annual Report. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.

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